Exhibit 7
Media release
August 9, 2006
LOYALTY AND BUSINESS GAINS SUSTAIN
ASB GROWTH IN COMPETITIVE MARKET
Statement made by Gary Judd QC, Chairman, ASB Bank Limited
Customer loyalty and strong market share growth across all banking segments saw ASB increase its audited after tax operating profit by 16% to a record $440 million for the 12 months ending 30 June 2006.
This solid result, achieved in a fiercely competitive market that also felt the effects of a slowing economy in the second half of the year, reflects that New Zealanders were prepared to reward the Bank for its ongoing commitment to customer service and technology leadership in preference to the one-off offers and marketing claims of other traditional and new market participants.
While the financial services industry is undergoing a significant structural shift, ASB was able to maintain its growth momentum built up over more than two decades.
Our financial results, backed up by market and industry research, show New Zealanders recognise the value ASB offers across a broad range of financial services and products.
Customers want value for money, a bank that’s working for them and innovation that benefits them. It is through the consistency of our approach, focusing on our customers, that ASB is growing faster than our main bank competitors and the market.
The Bank recorded a net profit before tax of $634 million, up 14%, and taxation expense was $194 million (up 8.4%).
Total operating income for the Bank was $1.148 billion, up 10%. The interest margin of 1.9% (2.2% last year) is the lowest recorded by the Bank in modern times, and underlines the extremely competitive nature of New Zealand banking.
Total assets increased by 15% during the year to $44.5 billion and at year end total advances were at $39 billion, an increase of 11.5% in 12 months.
No market segment has been more competitive than home mortgage lending, and in addition to retaining our leadership position in the important Auckland market, ASB nationally increased its residential mortgage lending by 16% to $29.2 billion.

While housing activity cooled during the second half of the year, the market remained active, and will continue to do so as shorter, fixed term mortgages are refinanced.
A key driver of overall growth in the past 12 months for ASB was the excellent progress made by our business, rural and corporate banking divisions.
In bringing its winning combination of customer service and product innovation to these banking segments, ASB is soundly positioning itself as an emerging leader. During the year business banking increased its lending by 16%, rural banking by 15% and corporate banking by 42%. Our Treasury operations also recorded strong growth, lifting income by 31%.
Deposits from customers, other banks and the money market increased by 14% to stand at $41.1 billion at period end.
Funds under management sold through the Bank channel reached $2.07 billion, an increase of 13.6% over 2005.
Following the extremely successful introduction of the online, on-call FastSaver account for personal customers in November 2004, ASB continued the trend of leading the market by launching Business Saver in July. This is a high interest savings account similar to FastSaver, and is already appealing to small to medium-sized businesses wanting to accumulate their savings online.
FastSaver achieved unprecedented growth for a savings account in an 18 month period, and at period end held deposits in excess of $3 billion.
The Bank’s ratio of total operating expenses to total operating income reduced to 43.1% (from 45.0%), a key measure of ASB’s focus on process efficiency.
ASB’s return on total average assets was unchanged at 1.1% and its tier one capital adequacy ratio was 9.8% (9.6%).
This is the first full year that ASB has reported under the new International Financial Reporting Standards, therefore some of the financial data cannot strictly be compared to previous year’s figures.
ASB was the first bank to introduce 7 day banking in May 1998, and we opened our 16th seven-day branch in the new Sylvia Park Centre in Auckland during June.
A new ASB branch opened in Ashburton in July 2005 and a full service branch will open in Masterton later this month for customers in the Wairarapa region. This will bring ASB’s nationwide branch network to 126.
The introduction of new in-branch technology, never seen before in New Zealand, at flagship branches in East and West Auckland has facilitated faster customer service delivery of simple in-branch transactions. This new technology will be progressively rolled out nationwide.

Independent research continues to rate ASB as the top major bank for customer service, acquisition rates and customer satisfaction. Recent research to confirm this includes the University of Auckland /Massey University Retail Banking Customer Survey, AC Nielsen’s Consumer Finance Monitor and Roy Morgan Research’s NZ Banking survey.
Other achievements during the year include ASB being the repeat winner of the Banker Magazine, Bank of the Year Award for New Zealand, our Fastnet Classic internet banking service winning the TUANZ Innovation Award for Financial Service for the third time, and being the first New Zealand bank to offer customers the option of token or mobile phone messaging as their second factor authentication for internet transactions (Netcode).
For further information please contact:
Hugh Burrett, Managing Director, ASB on 021 736 816
Linley Wood – Head of Corporate Affairs, ASB on 021 221 2121
Issued on behalf of ASB by Network PR (Dennis Lynch)
on 0-9379 3154, 021 963 733.